  Exhibit 99.5

Minutes no. 372

In the City of Buenos Aires, on March 11, 2019, at 3.30 p.m., César Halladjian, Eduardo Erosa and Juan Nicholson, members of the SUPERVISORY Committee of Central Puerto S.A. (hereinafter, the “Company”), convened to consider the first item on this meeting’s Agenda:
1. CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2018. ISSUANCE OF THE SUPERVISORY COMMITTEE REPORT. Mr. Halladjian took the floor and stated that the SUPERVISORY Committee must comment on the Statement of Financial Position, the Statement of Income, the Statement of Comprehensive Income, the Statement of Changes in Equity, the Statement of Cash Flow, the Notes, the Exhibits and the Reporting Summary together with the Additional Information to the Notes to the Financial Statements- Section 68 of the Listing Rules of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) for the period ended December 31, 2018. After a short debate and taking into account the clarifications and information sent by the Company’s Board of Directors, the members of the SUPERVISORY Committee DECIDED by unanimous decision to approve the SUPERVISORY Committee Report, which report is transcribed below, and to delegate its signing to Mr. Cesar Halladjian:

SUPERVISORY COMMITTEE REPORT

To the Shareholders of
CENTRAL PUERTO S.A.

Introduction

1.
Pursuant to subsection 5, Article 294 of the Business Entities Act as amended (hereinafter, the “Business Entities Act”) and the Buenos Aires Stock Exchange Regulations for the “Authorization, Suspension, Withdrawal and Repayment of Securities” (“Buenos Aires Stock Exchange Regulations on Rates”), we have examined CENTRAL PUERTO S.A. and its subsidiaries’ separated and consolidated financial statements attached hereto, which include the following: (a) the separated and consolidated statements of financial position as at December 31, 2018, (b) the separated and consolidated statement of income and the statement of comprehensive income, the statement of changes in equity, and the separated and consolidated statements of cash flow for the period ended that date, and (c) a summary of the relevant accounting standards and other explanatory information. Moreover, we examined the corresponding information included in points 2, 3 and 5 of the “Reporting Summary on the periods ended December 31, 208 and 2017” and the “Additional information to the notes to the financial statements – Section 12, Chapter III, Title IV, GR no. 622 of the Argentine Securities Commission (Comisión Nacional de Valores) as at December 31, 2018, the submission of which is in compliance with the respective standards of the Argentine Securities Commission and the Buenos Aires Stock Exchange. The above mentioned documents are the Board of Directors’ responsibility due to their exclusive duties.

Scope of work

2.
Our work consisted on verifying the consistency between the relevant information contained in such financial statements with the information regarding corporate decisions detailed on the records; and on the compliance of such decisions with the law and the bylaws in the formal and documental aspects. For the development of such work, we bore in mind the reports issued by external auditor Germán Cantalupi, member of the firm Pistrelli, Henry Martin y Asociados S.R.L., dated March 11, 2019, issued in accordance with the International Accounting Standards issued by the International Accounting Standards Board (IASB) and adopted in Argentina with the legal effect established by the Professional Council in Economic Sciences for the City of Buenos Aires (“FACPCE”). We made no management control. Therefore, we did not evaluate the corporate criteria or decisions regarding management, financing, trade and production since these aspects are under the exclusive purview of the Board of Directors. For this reason, our responsibility involves expressing an opinion regarding such documents and it does not extend to facts, acts, omissions or circumstances that do not derive from our knowledge or that cannot be determined from the examination of the information received by this SUPERVISORY Committee in the performance of its duties. We consider that our work and the external auditor reports provide a reasonable ground for our report.

Conclusion

3.
Based on our review and on the reports dated March 11, 2019 issued by accountant Germán Cantalupi, as member of the firm Pistrelli, Henry Martin y Asociados S.R.L., the financial statements mentioned in paragraph 1 reasonably present in all their significant aspects the consolidated and separated financial situation of the Company and its subsidiaries as at December 31, 2018, as well as the consolidated and separated loss (income) and cash flows for the period ended that date, pursuant to the corresponding standards of the Business Entities Act, the Argentine Securities Commission Rules and IFRS.

Report on other legal and regulatory requirements

4.
In accordance with the provisions in force, we inform the following:

a)
The inventory is recorded on the Inventory and Balance Sheet Book.

b)
In accordance with the requirements set forth by the CNV General Resolution no. 340 as amended on the independence of the external auditor and on the quality of the audit policies applied by it and the accounting policies of the Company, the external auditor report described above includes the statement of having applied the audit standards in force in the Argentine Republic, which includes independence requirements and does not have reservations regarding the application of such standards nor differences in connection with the International Financial Reporting Standards.

c)
In the exercise of the legality control under our scope, we applied the remaining procedures set forth by Article 294 of the Business Entities Act, which we consider necessary in view of the circumstances. We have no observations in that regard.

d)
The Board of Directors submitted, as an Exhibit to the Annual Report, the Report on Compliance with the Code of Corporate Governance established by Resolution 606/2012 of the CNV. In connection with it, we reviewed the information supplied by the Board of Directors and, in its substantial aspects and regarding our competence, we state we have no observation on such information regarding compliance.

e)
 We reviewed the Board of Directors Annual Report. Regarding the provisions of Article 66 of the Business Entities Act and resolutions of the Business Entities Registry for the City of Buenos Aires on this matter and the agreement of the figures stated in the Annual report with the financial statements mentioned in the first paragraph, we have no observations. The forecast on future events contained in such document are the Board of Directors’ exclusive responsibility.

f)
 We applied the procedures on anti-money laundering and terrorism financing established in the professional standards in force.

g)
 Regarding the Company’s compliance with the required Directors warrants according to the general resolutions issued by the Business Entities Registry for the City of Buenos, we have no observations.

City of Buenos Aires, March 11, 2019	By the SUPERVISORY Committee CÉSAR HALLADJIAN SUPERVISORYor

The signing of the financial statements and the corresponding SUPERVISORY Committee Report is delegated to Mr. César Halladjian. Afterwards, there being no other issues to consider, the act is concluded at 4 p.m.

Eduardo Erosa	César Halladjian	Juan Nicholson